Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HUDSON’S BAY COMPANY

HARRY ACQUISITION INC.

and

SAKS INCORPORATED

Dated as of July 28, 2013

-i-

-ii-

-iii-

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 28, 2013 (this “Agreement”), by and among Hudson’s Bay Company, a corporation incorporated under the federal laws of Canada (“Parent”), Harry Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Saks Incorporated, a Tennessee corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Board of Directors”) has authorized and adopted this Agreement and resolved that the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Tennessee Business Corporation Act (the “TBCA”), is advisable, fair to and in the best interests of the Company and the shareholders of the Company;

WHEREAS, the board of directors of Parent has approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the board of directors of Merger Sub has authorized and adopted this Agreement and resolved that the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the TBCA and the Delaware General Corporation Law (the “DGCL”), is advisable and in the best interests of Merger Sub and its shareholder; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the following respective meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to those contained in the confidentiality provisions of the Confidentiality Agreement, it being understood that such confidentiality agreement (A) must contain “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal, except that such provisions may include an exception solely to the extent necessary to allow a Person to make a non-public proposal to the Board of Directors, and (B) shall not include an obligation of the Company to reimburse such Person’s expenses.

“Action” has the meaning set forth in Section 6.10(b).

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.4(c).

“Alternative Financing” has the meaning set forth in Section 6.12(c).

“Alternative Proposal” means any bona fide proposal or offer made by any Person other than Parent and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company (other than a leveraged recapitalization transaction, share exchange or similar transaction that would not result in any Person beneficially owning twenty percent (20%) or more of the voting power of the outstanding equity interests of the Company or any successor or parent company thereto), (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the voting power of the outstanding Shares of Common Stock, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning Shares with twenty percent (20%) or more of the voting power of the outstanding Shares of Common Stock, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

“Articles of Merger” has the meaning set forth in Section 2.3.

“Available Financing” has the meaning set forth in Section 6.12(e).

“Bank Financing” has the meaning set forth in Section 6.12(e).

“Board of Directors” has the meaning set forth in the Recitals.

“Book-Entry Shares” has the meaning set forth in Section 3.2(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York or Tennessee are authorized by law or executive order to be closed.

“Cancelled Shares” has the meaning set forth in Section 3.1(b).

“Capitalization Date” has the meaning set forth in Section 4.2(a).

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Certificates” has the meaning set forth in Section 3.1(a).

“Change of Recommendation” has the meaning set forth in Section 6.4(f).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 3.2(b)(iii).

“Common Stock” has the meaning set forth in Section 3.1(a).

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 4.9(a).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employees” has the meaning set forth in Section 6.6(a).

“Company Financial / Opinion Advisor” has the meaning set forth in Section 4.20.

“Company Material Adverse Effect” means any fact, event, development, occurrence, effect or circumstance that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself to constitute, and that none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in the market price or change in the trading volume of the Common Stock (provided that the underlying cause of any such change may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (iii) general changes or developments in the industries in which the Company and its Subsidiaries operate, (iv) (A) the negotiation, execution and delivery of this Agreement or (B) the public announcement or pendency of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners, or any litigation relating to this Agreement, (v) the identity of Parent or any of its Affiliates as the acquiror of the Company, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vii) acts of war or terrorism, (viii) any pandemic, hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes after the date hereof in Law or applicable regulations of any Governmental Entity, (x) changes after the date hereof in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) seasonal changes in the results of operations of the Company or (xii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect); provided that, with respect to clauses (i), (iii), (vii), (ix) and (x), such facts, circumstances, events, changes or effects shall be taken into account to the extent they disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate or prevent or would reasonably be expected to prevent the Company’s ability to perform in all material respects its obligations under this Agreement and consummate the Merger in accordance with the terms hereof.

“Company Material Contract” has the meaning set forth in Section 4.17(a).

“Company Meeting” has the meaning set forth in Section 6.5(c).

“Company Option” has the meaning set forth in Section 3.3(a).

“Company Pension Plan” means the Saks Fifth Avenue Pension Plan, restated effective January 1, 2012.

“Company Performance Share Award” has the meaning set forth in Section 3.3(c).

“Company Performance Unit Award” has the meaning set forth in Section 3.3(d).

“Company Permits” has the meaning set forth in Section 4.7(c).

“Company Real Property” has the meaning set forth in Section 4.16.

“Company Restricted Share” has the meaning set forth in Section 3.3(b).

“Company SEC Documents” has the meaning set forth in Section 4.4(a).

“Company Severance Plan” means the Saks Incorporated Severance Plan.

“Company Shareholder Approval” has the meaning set forth in Section 4.21.

“Company Stock Plan” means any of the following: the Company’s Amended and Restated 1994 Long-Term Incentive Plan, the Company’s Amended and Restated 1997 Stock-Based Incentive Plan, the Company’s 2004 Long-Term Incentive Plan, as amended, and the Company’s Amended and Restated 2009 Long-Term Incentive Plan.

“Company Termination Fee” means an amount equal to (a) if payable in connection with a termination of this Agreement (i) by the Company pursuant to Section 8.1(c)(ii) with respect to the Company entering into an Alternative Acquisition Agreement prior to the Cut-Off Date with a Person that is an Excluded Party or (ii) by the Company or Parent under any of the circumstances specified in Section 8.3(a)(i) and (1) the event giving rise to such termination is the submission of an Alternative Proposal prior to the Cut-Off Date by a Person that is an Excluded Party and (2) the Company has given Parent the notice required by and on the terms set forth in Section 6.4(f)(II)(1) prior to the Cut-Off Date, then, in either case, $40,100,000, and (b) if payable in any other circumstance, $73,500,000.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (ii) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion with respect to any financial statements contained in the Required Information, and (iii) such Required Information is, and remains throughout the Marketing Period, in a form sufficient for a registration statement on Form S-1 for an offering of debt securities (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) to be declared effective by the SEC on the last day of such Marketing Period and the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) included in such Required Information on the first day of such Marketing Period would be sufficiently current on any day during such Marketing Period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 for an offering of debt securities (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) using such financial statements to be declared effective by the SEC on the last day of such Marketing Period.

“Confidentiality Agreement” has the meaning set forth in Section 6.3(b).

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture or other binding obligation, other than any Company Benefit Plan.

“Convertible Notes” has the meaning set forth in Section 4.2(a).

“Cut-Off Date” has the meaning set forth in Section 6.4(b).

“Data Room” means the online data room hosted by Intralinks that was established by the Company and its Representatives under the project name “Project Key.”

“Debt Commitment Letter” has the meaning set forth in Section 5.5(a).

“Debt Financing” has the meaning set forth in Section 5.5(a).

“Deferred Compensation Plan” means the Saks Incorporated Deferred Compensation Plan (as amended and restated effective January 1, 2009).

“Definitive Agreements” has the meaning set forth in Section 6.12(b).

“DGCL” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 2.3.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 4.8(b).

“Equity Award” has the meaning set forth in Section 4.2(e).

“Equity Financing” has the meaning set forth in Section 5.5(a).

“Equity Investment Agreement” has the meaning set forth in Section 5.5(a).

“Equity Provider” has the meaning set forth in Section 5.5(a).

“ERISA” has the meaning set forth in Section 4.9(a).

“ERISA Affiliate” has the meaning set forth in Section 4.9(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Excluded Party” means any Person (or group of Persons that includes any Person) from whom the Company or any of its Representatives has received prior to the No-Shop Period Start Date a written Alternative Proposal that the Board of Directors determines in good faith (such determination to be made no later than five (5) Business Days after the No-Shop Period Start Date), after consultation with outside counsel and its financial advisors, either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; provided, however, that (x) any Person shall immediately and irrevocably cease to be an Excluded Party if, at any time after the No-Shop Period Start Date, the Alternative Proposal submitted by such Person is withdrawn or terminated by such Person and (y) any group of Persons and any member of such group shall immediately and irrevocably cease to be an Excluded Party if, at any time after the No-Shop Period Start Date, those Persons who were members of such group immediately prior to the No-Shop Period Start Date (together with their Affiliates) cease to constitute at least fifty percent (50%) of the equity financing of such group.

“Financing” has the meaning set forth in Section 5.5(a).

“Financing Documents” has the meaning set forth in Section 5.5(a).

“Financing Sources” means the parties to the Debt Commitment Letter and their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers or Affiliates.

“Fiscal Year 2013” means the fiscal year of the Company ending February 1, 2014.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 4.3(b).

“Grant Date” has the meaning set forth in Section 4.9(g).

“Hazardous Substance” has the meaning set forth in Section 4.8(c).

“HSR Act” has the meaning set forth in Section 4.3(b).

“Indemnified Party” has the meaning set forth in Section 6.10(b).

“Intellectual Property” has the meaning set forth in Section 4.15.

“Internal Restructuring” has the meaning set forth in Section 6.12(f).

“Intervening Event” has the meaning set forth in Section 6.4(f).

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 1.1 of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 1.1 of the Company Disclosure Letter.

“Law” or “Laws” has the meaning set forth in Section 4.7(a).

“Leased Real Property” has the meaning set forth in Section 4.16.

“Leases” means all leases and subleases of real property leased or subleased by the Company or any of its Subsidiaries (other than leases for storage facilities).

“Lenders” has the meaning set forth in Section 5.5(a).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of eighteen (18) consecutive Business Days throughout and at the end of which (a) Parent shall have received the Required Information from the Company and such Required Information is Compliant, and (b) the conditions set forth in Section 7.1 and Section 7.3 (except for those conditions that by their nature are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been and remain satisfied; provided that the Marketing Period shall not be deemed to have commenced (A) prior to the No-Shop Period Start Date, (B) if, after the date of this Agreement and prior to the completion of the Marketing Period, (i) the Company shall have announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement is required or (ii) the Required Information would not be Compliant (except pursuant to clause (i) of the definition of the term “Compliant”) at any time during such eighteen (18) consecutive Business Day period, in which case a new eighteen (18) consecutive Business Day period shall commence upon Parent and its Financing Sources receiving updated Required Information that would be Compliant (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant (except pursuant to clause (i) of the definition of the term “Compliant”), then the Marketing Period shall be deemed not to have occurred); provided further, that if the Required Information is at any time during such period not Compliant pursuant to clause (i) of the definition of the term “Compliant” but during such period becomes Compliant as a result of a supplement to the Required Information, the Marketing Period shall be extended by eight (8) Business Days but shall not restart; provided further that the Marketing Period shall end on any earlier date that is the date on which the proceeds to be provided to Parent by the Debt Financing or the Alternative Financing are fully funded and available to Parent for use in effecting the Closing; and provided further that (i) November 29, 2013 and December 1, 2013 shall not be considered a Business Day for purposes of the Marketing Period, (ii) the Marketing Period shall either end on or prior to August 16, 2013 or, if the Marketing Period has not ended on or prior to August 16, 2013, then the Marketing Period shall commence no earlier than September 3, 2013, and (iii) the Marketing Period shall either end on or prior to December 20, 2013 or, if the Marketing Period has not ended on or prior to December 20, 2013, then the Marketing Period shall commence no earlier than January 2, 2014.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 4.9(a).

“Newco” has the meaning set forth in Section 6.13.

“New Plans” has the meaning set forth in Section 6.6(b).

“Non-Recourse Persons” has the meaning set forth in Section 8.3(d).

“No-Shop Period Start Date” has the meaning set forth in Section 6.4(a).

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 6.6(b).

“Owned Real Property” has the meaning set forth in Section 4.16.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 5.2(b).

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Expense Reimbursement Obligations” has the meaning set forth in Section 8.3(e).

“Parent Material Adverse Effect” has the meaning set forth in Section 5.1.

“Parent Representatives” has the meaning set forth in Section 6.3(a).

“Parent Termination Fee” means an amount equal to $173,800,000.

“Paying Agent” has the meaning set forth in Section 3.2(a).

“PBGC” has the meaning set forth in Section 4.9(d).

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and delinquent, the amount or validity of which is being contested in good faith or that may thereafter be paid without penalty, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ or other similar liens arising in the ordinary course of business, (c) requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity, (d) any exceptions disclosed by any title insurance commitment or title insurance policy and any exception that would be disclosed by an accurate title commitment for any Company Real Property issued by a title company prior to the date hereof, (e) statutory Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries, (f) any Liens, encroachments, covenants, restrictions or state of facts which an accurate survey or inspection of the Company Real Property would disclose prior to the date hereof, (g) Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), (h) Liens created by or resulting from the acts or omissions of Parent or any of its Affiliates or their respective Representatives, (i) Liens created by or resulting from any service contracts and agreements affecting the Company Real Property, (j) Liens created by or resulting from matters disclosed to Parent or its Representatives prior to the execution of this Agreement or readily ascertainable from the materials, documents and reports made available to Parent or its Representatives prior to the execution of this Agreement and (k) easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (k), would not materially interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole, and which do not, individually or in the aggregate, cause a Company Material Adverse Effect.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such “Person.”

“Policies” has the meaning set forth in Section 4.18.

“Preferred Stock” has the meaning set forth in Section 4.2(a).

“Proxy Statement” has the meaning set forth in Section 4.12.

“Qualifying Proposal” has the meaning set forth in Section 6.4(e).

“Recommendation” has the meaning set forth in Section 4.3(a).

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts, “market flex” provisions and “securities demand” provisions; provided that such redactions do not relate to any terms that would affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source.

“Representatives” has the meaning set forth in Section 6.4(a).

“Required Information” has the meaning set forth in Section 6.12(e).

“Retained Claims” has the meaning set forth in Section 8.3(e).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” has the meaning set forth in Section 3.1(a).

“Significant Subsidiary” has the meaning set forth in Rule 1-02(w) of Regulation S-X promulgated by the SEC.

“Solvent” means that, with respect to any Person, as of any date of determination, (a) the “fair saleable value” of the assets of such Person will, as of such date, exceed the amount that will be required to pay (i) the “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” shall have the meaning generally determined with respect to such quoted terms in accordance with applicable Laws governing determinations of the insolvency of debtors.

“Specified Approvals” has the meaning set forth in Section 4.3(b).

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Superior Proposal” means a written Alternative Proposal, substituting “fifty percent (50%)” for each reference to “twenty percent (20%)” contained in the definition of Alternative Proposal, which did not result from or arise directly in connection with any material breach of Section 6.4, that the Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Board of Directors considers to be appropriate, and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Parent in response to such Superior Proposal, to be more favorable to the Company and its shareholders than the transactions contemplated by this Agreement.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Law” has the meaning set forth in Section 4.22.

“Tax Return” has the meaning set forth in Section 4.13(b).

“Taxes” has the meaning set forth in Section 4.13(b).

“TBCA” has the meaning set forth in the Recitals.

“Termination Date” has the meaning set forth in Section 6.1(a).

“WARN Act” has the meaning set forth in Section 4.14.

Section 1.2 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

ARTICLE II

THE MERGER

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the TBCA and the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the TBCA as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m., local time, on the later of (i) a date which shall be the third (3rd) Business Day after the satisfaction or waiver in accordance with this Agreement by the party having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing), and (ii) the earlier of (x) a date during the Marketing Period to be specified by Parent on no fewer than five (5) Business Days’ notice to the Company, and (y) the third (3rd) Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (x) and (y) of this clause (ii), to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions set forth in Article VII as of the date determined pursuant to this Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing)), or (b) at such other place, date and time as the Company and Parent may agree in writing; provided that the Closing Date specified in any notice delivered pursuant to subclause (ii)(x) immediately above may be conditioned upon the simultaneous completion of the Debt Financing, it being understood and agreed that if such Debt Financing is not completed for any reason at such time, such notice shall automatically be deemed withdrawn). The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the parties shall cause the Merger to be consummated by executing and delivering articles of merger (the “Articles of

Merger”) for filing by the Secretary of State of the State of Tennessee for filing by the Secretary of State of the State of Tennessee and a certificate of merger (the “Certificate of Merger”) to the Secretary of State of the State of Delaware for filing with the Secretary of State of the State of Delaware and shall make all other filings, deliveries or recordings required under the TBCA and the DGCL in connection with the Merger. The Merger shall become effective upon the effective date of the Articles of Merger and the Certificate of Merger (the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the TBCA and the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable laws of the State of Tennessee and the State of Delaware.

Section 2.5 Charter and Bylaws of the Surviving Corporation. Subject to Section 6.10, at the Effective Time, the charter and bylaws of Merger Sub as of immediately prior to the Effective Time shall be the charter and bylaws of the Surviving Corporation, in each case until thereafter amended.

Section 2.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the charter and bylaws of the Surviving Corporation.

Section 2.7 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the charter and bylaws of the Surviving Corporation.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Common Stock. Each share of common stock, par value $0.10 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, the “Common Stock,” and each, a “Share”), other than Shares to be cancelled pursuant to Section 3.1(b), shall be converted automatically into and shall thereafter represent the right to receive $16.00 in cash without interest (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Shares (“Certificates”) shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration and the right to receive any then-unpaid dividend or other distribution, which was previously approved by Parent, with respect to such Shares having a record date before the Effective Time (in each case, less any applicable withholding Taxes).

(b) Parent- and Merger Sub-Owned Shares. Each Share that is owned directly by the Company (or any direct or indirect Subsidiary of the Company), Parent or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.10 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares of common stock of Merger Sub so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Dissenters’ Rights. Dissenters’ rights under Chapter 23 of the TBCA shall not be available to the holders of the Shares in connection with the transactions contemplated hereby, including the Merger.

Section 3.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (subject to the Company’s reasonable prior approval) to act as a paying agent hereunder and approved in advance by the Company in writing (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares), payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article III (such cash, the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, the Paying Agent shall mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 3.1 (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying

Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree prior to the Closing), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (A) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (B) the Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii) The Paying Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Law relating to Tax with respect to the making of such payment. To the extent that amounts are so deducted or withheld and paid over to the applicable taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 3.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 3.2 shall thereafter look only to the Surviving Corporation or Parent for payment of their claim for the Merger Consideration upon due surrender of their Shares. Any portion of the Exchange Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent (or at Parent’s election, the Surviving Corporation) free and clear of any claims or interest of any Person previously entitled thereto.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 3.2(d).

(g) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 3.3 Treatment of Company Stock-Based Awards.

(a) Each option to purchase Shares that is outstanding immediately prior to the Effective Time that was granted pursuant to any of the Company Stock Plans, whether vested or unvested (each, a “Company Option”), shall, as of the Effective Time, become fully vested (to the extent not already vested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option by (ii) the total number of Shares subject to such Company Option. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law relating to Tax with respect to the making of such payment, within seven calendar days following the Effective Time. If the applicable exercise price per Share of any Company Option equals or exceeds the Merger Consideration, such Company Option shall be cancelled without payment of additional consideration, and all rights with respect to such Company Option shall terminate as of the Effective Time.

(b) Each Share granted subject to vesting or other lapse restrictions pursuant to any of the Company Stock Plans (other than any Shares underlying any Company Performance Share Award) that is outstanding immediately prior to the Effective Time (each, a “Company Restricted Share”), shall, as of the Effective Time, become fully vested (without regard to the satisfaction of any vesting or other lapse restriction) and be converted into the right to receive an amount in cash equal to the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Restricted Shares the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law relating to Tax with respect to the making of such payment, within seven calendar days following the Effective Time.

(c) Each award of performance shares granted pursuant to any of the Company Stock Plans that is outstanding immediately prior to the Effective Time, whether vested or unvested (each, a “Company Performance Share Award”), shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company Performance Share Award (determined pursuant to the last two sentences of this Section 3.3(c)) by (ii) the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Performance Share Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law relating to Tax with respect to the making of such payment, within seven calendar days following the Effective Time. For any Company Performance Share Award with respect to which the applicable performance period is complete as of the Effective Time, the number of Shares subject to such Company Performance Share Award shall be determined based upon actual performance. For any Company Performance Share Award with respect to which the applicable performance period is not complete as of the Effective Time, the number of Shares subject to such Company Performance Share Award shall be equal to the target number of Shares subject to such Company Performance Share Award.

(d) Each award of performance units granted pursuant to any of the Company Stock Plans that corresponds to an amount of cash and that is outstanding immediately prior to the Effective Time, whether vested or unvested (each, a “Company Performance Unit Award”), shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of units subject to such Company Performance Unit Award (determined pursuant to the last two sentences of this Section 3.3(d)) by (ii) $1.00. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Performance Unit Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law relating to Tax with respect to the making of such payment, within seven calendar days following the Effective Time. For any Company Performance Unit Award with respect to which the applicable performance period is complete as of the Effective Time, the number of units subject to such Company Performance Unit Award shall be determined based upon actual performance. For any Company Performance Unit Award with respect to which the applicable performance period is not complete as of the Effective Time, the number of units subject to such Company Performance Unit Award shall be equal to the target number of units subject to such Company Performance Unit Award.

(e) Prior to the Effective Time, the Company will take all actions necessary (including adopting such resolutions of the Board of Directors (or any appropriate committee of the Board of Directors) and providing all required notices in connection therewith) to terminate each of the Company Stock Plans and to effectuate the actions contemplated by this Section 3.3.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Documents, other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are predictive, cautionary or forward-looking in nature or (b) in the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc. (a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (b) each of the Company and its Significant Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of the foregoing clauses (a) and (b) where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the charter and bylaws (or similar organizational documents) of the Company and each of its Significant Subsidiaries. Section 4.1 of the Company Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of the Company and each Significant Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) (i) of each of the Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Liens and (ii) of each of the other Subsidiaries of the Company is owned, directly or indirectly, by the Company or by a direct or indirect wholly owned Subsidiary of the Company.

Section 4.2 Capital Stock.

(a) The authorized share capital of the Company consists of 500,000,000 shares of Common Stock and 10,000,000 shares of series preferred stock, par value $1.00 per share (the “Preferred Stock”). As of the close of business on July 25, 2013 (the “Capitalization Date”), there were (i) 150,185,042 shares of Common Stock issued and outstanding (including

(A) 3,707,470 shares of Common Stock underlying Company Restricted Shares, (B) 583,397 shares of Common Stock underlying Company Performance Share Awards with respect to which the performance period has ended as of the Capitalization Date, and (C) 421,452 shares of Common Stock underlying Company Performance Share Awards with respect to which the performance period has not ended as of the Capitalization Date (which amount in this clause (C) assumes satisfaction of applicable performance goals at target level)), (ii) no shares of Preferred Stock issued and outstanding, (iii) no shares of Common Stock held by the Company in its treasury, (iv) Company Options to purchase an aggregate of 1,400,202 shares of Common Stock, with a weighted average exercise price of $14.19 per share, issued and outstanding, (v) 210,726 additional shares of Common Stock underlying Company Performance Share Awards with respect to which the performance period has not ended as of the Capitalization Date issuable upon the satisfaction of applicable performance goals at maximum level (which shares are in addition to the 421,452 shares of Common Stock that are reflected in clause (i)(C) above), and (vi) 16,470,248 shares of Common Stock reserved for issuance in connection with the conversion of the Company’s 7.5% convertible notes due 2013 (the “Convertible Notes”), with such number of shares subject to increase pursuant to the make-whole provisions applicable to the Convertible Notes. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b) Except as set forth in subsection (a) above, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Common Stock that have become outstanding after the Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) there are no outstanding obligations of the Company or any Subsidiary of the Company to make any payment based on the price or value of any capital stock or other equity securities of the Company or any of its Subsidiaries.

(c) Except for any Equity Awards and the Convertible Notes, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Significant Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Significant Subsidiaries.

(e) Section 4.2(e) of the Company Disclosure Letter includes a complete list, as of the close of business on the Capitalization Date, of (i) (A) each outstanding Company Option, (B) each outstanding Company Restricted Share, (C) each outstanding Company Performance Share Award, and (D) each outstanding Company Performance Unit Award (each, other than any Company Performance Unit Award, an “Equity Award”), (ii) the number of shares of Common Stock underlying each Equity Award (including (A) the target and maximum number of shares of Common Stock underlying each such Company Performance Share Award with respect to which the performance period has not ended as of the Capitalization Date and (B) the actual number of shares of Common Stock underlying each such Company Performance Share Award with respect to which the performance period has ended as of the Capitalization Date), (iii) the Company Stock Plan under which each Equity Award was granted, and (iv) the exercise price, in the case of a Company Option.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby. The Board of Directors at a duly held meeting has (i) determined that the terms of the Merger and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Merger, and (iii) resolved to recommend that the shareholders of the Company approve the adoption of this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration by the shareholders of the Company at the Company Meeting. Except for the Company Shareholder Approval, the filing of the Articles of Merger with the Secretary of State of the State of Tennessee, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby (without giving effect to the Financing or other arrangements contemplated by Parent or its Affiliates) by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Articles of Merger and the Certificate of Merger, (ii) the filing of a pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement with the SEC, (iv) compliance with the rules and regulations of the NYSE, and (v) compliance with any applicable foreign or state securities or blue sky laws (collectively, clauses (i) through (v), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 4.3(b) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”).

(c) Assuming compliance with the matters referenced in Section 4.3(b), receipt of the Specified Approvals and the receipt of the Company Shareholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby (without giving effect to the Financing or other arrangements contemplated by Parent or its Affiliates) do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) except in connection with the Leases, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Significant Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (i) (only with respect to Subsidiaries), (ii) and (iii), (x) any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 4.3(c) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”), and (y) as may arise in connection with the Financing or as a result of facts or circumstances relating to Parent or its Affiliates or Laws or contracts binding on Parent or its Affiliates.

Section 4.4 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 28, 2012 (as amended and supplemented from time to time, the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of the Company is required to file periodic reports with the SEC. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) which would be reasonably likely to have a material effect on the Company and its Subsidiaries, taken as a whole.

Section 4.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act as of February 2, 2013, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Such internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 29, 2012, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of the Company or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 4.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of May 4, 2013 (or the notes thereto or in the May 4, 2013 consolidated balance sheet of the Company and its Subsidiaries or the notes thereto), (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since May 4, 2013 and (d) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than as does not constitute and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) To the Knowledge of the Company, the Company and each of the Company’s Subsidiaries are in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, settlement, order, injunction, decree, arbitration award or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 4.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.7(a) in respect of the matters referenced in Section 4.4 or Section 4.5, or in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article IV.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective agents authorized to act, and acting, on behalf of the Company or its Subsidiaries has, in connection with the business activities of the Company, (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any similar Law of any other applicable jurisdiction or (ii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.

(c) To the Knowledge of the Company, the Company and each of its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, (ii) since January 29, 2011, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any federal, state, local or foreign Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (iii) to the Knowledge of the Company, there has been no treatment, storage or release of any Hazardous Substance in violation of any applicable Environmental Law from any properties owned or leased by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned or leased by the Company or any of its Subsidiaries and (iv) neither the Company nor any of its Subsidiaries is subject to any judgment, order, decree or Action pursuant to any Environmental Law.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

(c) As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law. Hazardous Substance includes any substance exposure to which is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

(d) The generality of any other representations and warranties in this Agreement notwithstanding, Section 4.6 and this Section 4.8 shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Company Disclosure Letter lists all material Company Benefit Plans. “Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plans are subject to ERISA, and any bonus, stock bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, restricted stock, stock appreciation right, equity compensation, employment, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case that is sponsored, maintained, contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of current or former employees, officers, directors or consultants of the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has any material liability (including contingent liability).

(b) The Company has heretofore made available to Parent true and complete copies of each of the material Company Benefit Plans and certain related documents, including (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; and (iii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); (iv) no liability under Title IV of ERISA or Section 412 or 430 of the Code or under any Multiemployer Plan has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to the Company, any of its Subsidiaries or any ERISA Affiliate of incurring any liability thereunder; (v) all premiums and contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (vi) no employee benefit plan of the Company or its Subsidiaries is a Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; and (vii) there are no pending, or, to the Knowledge of the Company, threatened or anticipated Actions (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans) or audits or investigations by any Governmental Entity by, on behalf of, with respect to or against any of the Company Benefit Plans or any trusts related thereto. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (v) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Benefit Plan. With respect to the Company Pension Plan, all action has been properly taken to cease the accrual of benefits under the plan on or after March 13, 2009.

(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code by its terms and has been operated in all material respects in accordance with such requirements. With respect to the Company’s Deferred Compensation Plan (as amended), all action has been properly taken to terminate such plan in accordance with Section 409A of the Code.

(f) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan. Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(g) With respect to the Equity Awards, (i) each grant of an Equity Award was duly authorized no later than the date on which the grant of such Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors, or a committee thereof, and any required approval by the shareholders of the Company, (ii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE, and (iii) the per share exercise price of each Company Option was not less than the fair market value of a Share on the applicable Grant Date.

Section 4.10 Absence of Certain Changes or Events.

(a) From February 2, 2013 through the date of this Agreement, other than the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since February 2, 2013, there has not been any event or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) From February 2, 2013 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of the covenants set forth in clauses (i), (vi), (ix), (x), (xi), (xii) (in the case of (xii) other than as disclosed in the Data Room on or prior to the date hereof) or (xvii) of Section 6.1(b).

Section 4.11 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, and (c) there are no settlements to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound, in the case of each of clauses (a), (b) and (c) that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Proxy Statement; Other Information. The proxy statement (including the letter to shareholders, notice of meeting and form of proxy and any other document of the Company incorporated by reference therein, as each may be amended or supplemented, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the shareholders of the Company (including any amendments or supplements thereto and any other document of the Company incorporated by reference therein) will not, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein.

Section 4.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes shown to be due on such Tax Returns, except, in the case of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (iv) there are no Liens for material Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (v) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (vi) neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b) As used in this Agreement, (i) “Taxes” means any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem and value added taxes, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(c) It is agreed and understood that no representation or warranty is made in respect of Tax matters in this Agreement other than in Section 4.13(a) or Section 4.9.

Section 4.14 Labor Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no union organizing effort pending against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iv) there is no slowdown or work stoppage in effect with respect to employees of the Company or any of its Subsidiaries, (b) the Company and its Subsidiaries are in compliance with all applicable Laws with respect to (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) unfair labor practices, and (iv) the Worker Adjustment and Retraining Notification Act, as amended, or any similar state or local statute (collectively, the “WARN Act”), and (c) there are no employment-related Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. It is agreed and understood that no representation or warranty is made in respect of labor matters in any Section of this Agreement other than this Section 4.14.

Section 4.15 Intellectual Property. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intangible intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property of any third party in the past two (2) years and (ii) to the Knowledge of the Company, no third party is currently infringing, misappropriating or violating, in any material respect, any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of the Company, threatened that (A) challenge or question the Company’s ownership or right to use Intellectual Property of the Company or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 4.15.

Section 4.16 Real Property. The Data Room contains a copy of each Lease with respect to material real property leased by the Company or its Subsidiaries (the “Leased Real Property”), together with any supplements and amendments thereto, which such copy is true and correct in all material respects, and a list which is true and correct in all material respects of material real property owned by the Company and used in the operation of the Company’s business (the “Owned Real Property”; and, together with the Leased Real Property, the “Company Real Property”). The Company Real Property comprises all of the material real property occupied or otherwise used in the operation of the Company’s business. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid title to all of the Owned Real Property and good title to all its personal property and has valid leasehold or subleasehold interests in all of the Leased Real Property, free and clear of all Liens (except for Permitted Liens, Liens arising from the terms of the related Leases and all other title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is being used by the Company or a Subsidiary of the Company as of the date hereof), assuming the timely discharge of all obligations owing under or related to the Owned Real Property, the personal property and the Leased Real Property. To the Knowledge of the Company, except pursuant to a document in the Data Room, (i) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Owned Real Property or any material portion thereof and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

Section 4.17 Contracts.

(a) Except for this Agreement, agreements filed as exhibits to the Company SEC Documents or Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(ii) is a joint venture or partnership Contract that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $25,000,000;

(iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(v) contains any covenant limiting, to a degree that is material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area;

(vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $10,000,000 or pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date hereof in excess of $1,000,000; or (B) gives any Person the right to acquire any assets of the Company or its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date hereof with a total consideration of more than $5,000,000;

(vii) indemnifies or holds harmless any director or executive officer of the Company or its Subsidiaries (other than pursuant to the certificate of incorporation or bylaws or equivalent governing documents of the Company or its Subsidiaries);

(viii) requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $10,000,000 individually, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business; or

(ix) restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries.

Each Contract of the type described in this Section 4.17(a) is referred to herein as a “Company Material Contract”; provided, however, that Company Material Contract shall not include any Company Benefit Plan.

(b) A true and complete copy of each Company Material Contract has been made available to Parent. Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract and Lease with respect to Leased Real Property is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of the Company, a breach or default on the part of the Company or any of its Subsidiaries under a Company Material Contract or Lease with respect to Leased Real Property, and (B) no party to any Company Material Contract has provided written notice (y) exercising or threatening exercise of any termination rights with respect thereto or (z) of any material dispute with respect to any Company Material Contract or Lease with respect to Leased Real Property.

Section 4.18 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations (the “Policies”) provide insurance in such amounts and against such risks as is commercially reasonable, and (b) all of the Policies are in full force and effect. Since February 2, 2013 through the date hereof, neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies, and no claim or claims have been reported to an insurance provider under any such Policies involving an amount in excess of $3,000,000 individually or $15,000,000 in the aggregate.

Section 4.19 Finders or Brokers. Except for the Company Financial / Opinion Advisor, Morgan Stanley & Co. LLC and Guggenheim Securities LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.20 Opinion of Financial Advisor. The Board of Directors has received the opinion of Goldman Sachs & Co. (the “Company Financial / Opinion Advisor”), dated as of the date of this Agreement, substantially to the effect that, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the holders of Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.21 Required Vote of the Company Shareholders. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is the only vote of holders of securities of the Company which is required to approve this Agreement and the consummation of the Merger and the other transactions contemplated hereby (the “Company Shareholder Approval”).

Section 4.22 Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2 and Section 5.10 are true and correct, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (including Section 48-103-201 et seq. of the Tennessee Business Combination Act, Section 48-103-301 et seq. of the Tennessee Control Share Acquisition Act and Section 48-103-101 et seq. of the Tennessee Investor Protection Act) (each, a “Takeover Law”) is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy its obligations under this Agreement, including the satisfaction of the conditions precedent to the Merger, obtaining the Financing and consummating the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true, complete and correct copy of the charters and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 5.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Merger Sub and by a wholly owned subsidiary of Parent, as the sole shareholder of Merger Sub, and, except for the filing of the Articles of Merger by the Secretary of State of the State of Tennessee and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Articles of Merger and the Certificate of Merger, (ii) the filing of a pre-merger notification and report form under the HSR Act, (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with any applicable foreign or state securities or blue sky laws, and (v) the other consents and/or notices set forth on Section 5.2(b) of the Parent Disclosure Letter (collectively, clauses (i) through (v), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in Section 5.2(b) and receipt of the Parent Approvals, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.3 Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no litigations, claims, actions, arbitrations, suits, inquiries, investigations, hearings or proceedings (whether civil, criminal or administrative) pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, awards, injunctions, judgments, enactments, rulings, subpoenas, verdicts or decrees of, or before, any Governmental Entity, in each case which would have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 Proxy Statement; Other Information. None of the information provided by Parent or its Subsidiaries or Affiliates to be included in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.5 Financing.

(a) Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed equity investment agreement (together with any related documents delivered to the Company in connection therewith, the “Equity Investment Agreement”) by and among HS Investment L.P. (the “Equity Provider”), Ontario Teachers’ Pension Plan Board, as guarantor, and Parent, pursuant to which the Equity Provider has agreed to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being referred to as the “Equity Financing”) and (ii) an executed commitment letter and Redacted Fee Letters (the “Debt Commitment Letter” and, together with the Equity Investment Agreement, the “Financing Documents”) from the financial institutions identified therein (including any lenders who become party thereto by joinder, the “Lenders”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (collectively the “Debt Financing,” and together with the Equity Financing and any other equity financing of Parent undertaken to finance the Acquisition, the “Financing”). As of the date hereof, the Equity Investment Agreement has not been amended or modified, no such amendment or modification is contemplated and the obligations and commitments contained in the Equity Investment Agreement have not been withdrawn, modified or rescinded in any respect. As of the date hereof, the Debt Commitment Letter has not been amended or modified (subject to any flex provisions in the Redacted Fee Letter), no such amendment or modification is contemplated, and the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, modified or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Investment Agreement and the Debt Commitment Letter that are payable on or prior to the date hereof, Parent has issued the Execution Warrants (as defined in the Equity Investment Agreement) pursuant to the terms thereof, and Parent and the Equity Provider have executed the Nominating Rights Agreement and the Shareholders Agreement appended to the Equity Investment Agreement and such agreements will be effective as of the Closing as so executed. Assuming the Financing is funded in accordance with the Equity Investment Agreement and the Debt Commitment Letter, as applicable, the net proceeds contemplated by the Equity Investment Agreement and Debt Commitment Letter will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Documents), and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses. As of the date hereof, the Financing Documents are (i) valid and binding obligations of Parent and, to the knowledge of Parent, of each of the other parties thereto (subject to the Enforceability Exceptions) and (ii) in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or, to the knowledge of Parent, any other parties thereto, or any failure to satisfy a condition precedent, under the Equity Investment Agreement or the Debt Commitment Letter; provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV (it being acknowledged that Parent is not aware of any such inaccuracy as of the date hereof). As of the date of this Agreement Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of and at the Closing; provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV (it being acknowledged that Parent is not aware of any such inaccuracy as of the date hereof). The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent on the terms therein and all of the provisions that would permit the Lenders or the Equity Provider to reduce the total amount of the Financing. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Documents. Parent possesses an irrevocable written consent from, and duly authorized and executed by, Hudson’s Bay Company Luxembourg S.a.r.L. , which is the only consent required under applicable Law or stock exchange rule or regulation to satisfy the condition set forth in Section 5.1(10) of the Equity Investment Agreement (and which consent has been provided to the Company prior to the date of this Agreement), and Parent will cause such consent to remain effective and not to be withdrawn or modified or amended in any material manner between the date of this Agreement and the Effective Time. As of the date of this Agreement, Parent has received conditional approval from the TSX which approval, together with the written consent referred to above, would satisfy the condition set forth in Section 5.1(10) of the Equity Investment Agreement.

(b) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate or any other financing or other transactions be a condition to any of Parent’s obligations hereunder.

Section 5.6 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct wholly owned subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent or a wholly owned subsidiary of Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.7 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

Section 5.8 Finders or Brokers. Except for Bank of America N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Royal Bank of Canada and RBC Capital Markets, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.9 Certain Arrangements. There are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent, Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of outstanding shares of Common Stock or any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the Company, the Company’s securities, the transactions contemplated by this Agreement or to the operations of the Company after the Effective Time.

Section 5.10 Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or any securities of any Subsidiary of the Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Common Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last five (5) years has been, an “interested shareholder” of the Company as defined in Section 48-103-203 of the Tennessee Business Combination Act (other than as contemplated by this Agreement) or an “Interested Shareholder” of the Company as defined in the Company’s restated charter.

Section 5.11 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the Financing (as some or all of such Financing may be amended or replaced in compliance with Section 6.12 hereof) and the payment of the aggregate Merger Consideration, (b) any repayment or refinancing of debt of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case outstanding as of the date of this Agreement, which is contemplated by this Agreement or the Financing Documents, (c) the accuracy in all material respects of the representations and warranties of the Company set forth in Article IV hereof, (d) any estimates, projections or forecasts of the Company and its Subsidiaries provided to Parent have been prepared in good faith based upon assumptions that were reasonable when prepared, (e) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and (f) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

Section 5.12 No Additional Representations.

(a) Each of Parent and Merger Sub acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b) Each of Parent and Merger Sub acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article IV (which includes the Company Disclosure Letter and the Company SEC Documents, as applicable), and none of the Company, its directors, officers, employees, agents or other representatives, or any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, including any management presentation materials delivered to Parent, as subsequently updated, supplemented or amended, or any information, documents or material made available to Parent in the due diligence materials (formal or informal) provided to Parent, including in the Data Room or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the Data Room or any management presentation. Parent, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company and Parent.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated and abandoned pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be required or permitted by this Agreement or (iv) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business and the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, customers, suppliers, creditors and lessors; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Subject to the exceptions contained in clauses (i) through (iv) of Section 6.1(a), the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by Company Benefit Plans in effect on the date hereof and, with respect to any material Company Benefit Plan only, as set forth on Section 4.9(a) of the Company Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, (A) (1) increase the base salary, retainer or other fees or bonus opportunities for any current or former director or executive officer, (2) increase the base salary or bonus opportunities for the Company’s employees (other than directors and executive officers), except for annual, promotion-related or merit-based salary increases in the ordinary course of business consistent with past practice not to exceed, with respect to any individual, 3% of such individual’s base salary in effect on the date of this Agreement, it being understood that the Company customarily makes annual salary increases in May, or (3) increase the benefits provided to the Company’s current or former directors, executive officers, or employees (other than non-material increases resulting from routine changes to welfare benefit programs); (B) enter into any employment, change of control, severance or retention agreement with any employee, executive officer or director of the Company or any of its Subsidiaries (except (1) for an agreement with an employee (other than an executive officer) who has been hired on an “at will” basis to replace an employee with such an agreement without any material increase in compensation or benefits from the prior employee’s agreement and whose aggregate annual compensation is not in excess of $250,000, (2) for severance agreements entered into with employees (other than executive officers) in the ordinary course of business consistent with past practice in connection with terminations of employment or (3) for employment agreements (other than with executive officers) terminable on no more than 30 days’ notice without penalty or severance obligation), (C) grant or pay any bonus or grant any equity-based awards to any current or former executive officer, employee, consultant or other service provider of the Company or its Subsidiaries, except (1) as set forth in Section 6.6(d) with respect to any retention bonus, (2) as set forth in Section 6.6(e) with respect to the Fiscal Year 2013 annual bonus and (3) that the Company may establish annual incentive targets and performance goals in respect of fiscal year 2014 pursuant to the Company’s annual bonus plans in the ordinary course consistent with past practice, it being understood that the Company customarily establishes such targets and goals in February of the applicable year, or (D) except as permitted pursuant to clauses (A), (B) and (C) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to (1) any collective bargaining agreement or any agreement with any labor organization or other employee representative or (2) any Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Company Benefit Plan if it were in existence as of the date of this Agreement);

(iv) shall not implement any facility closings or employee layoffs that do not comply with the WARN Act;

(v) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $2,000,000 individually or $10,000,000 in the aggregate or make any change in its existing borrowing or lending arrangements for or on behalf of any executive officers, directors, employees, agents or consultants, except as required by the terms of any Company Benefit Plan;

(vi) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or applicable Law;

(vii) shall not, and shall not permit any Significant Subsidiary to, adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) nor permit any other Subsidiary to adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) other than any such amendments that are not material to the business of the Company;

(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Company Option (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable Company Option outstanding on the date hereof, including any applicable terms under any applicable employment agreement or severance plan), other than (A) issuances of shares of Common Stock in respect of any exercise of Company Options and settlement of any Company Restricted Shares or Company Performance Share Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 6.1(b) or in respect of any dividend equivalent rights granted in respect of any such awards, (B) the acquisition of shares of Common Stock from a holder of a Company Option, Company Restricted Share or Company Performance Share Award in satisfaction of withholding obligations or in payment of the exercise price and (C) issuances of shares of Common Stock upon conversion of the Convertible Notes;

(ix) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Common Stock (A) from a holder of a Company Option in satisfaction of withholding obligations or in payment of the exercise price or (B) from a holder of Company Restricted Shares or a Company Performance Share Award in satisfaction of withholding obligations upon the vesting of such awards;

(x) shall not, and shall not permit any of its Subsidiaries to, incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among the Company and its Subsidiaries or among the Company’s Subsidiaries, (B) unsecured indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any indebtedness with respect to the Convertible Notes or the unsecured senior notes due December 2013, in an amount no greater than the then-outstanding principal amount of the Convertible Notes or the unsecured senior notes due December 2013, (C) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 6.1(b), (D) indebtedness for borrowed money incurred under or the issuance of letters of credit under the Company’s revolving credit facility or pursuant to agreements in effect prior to the execution of this Agreement, (E) repayment of the Convertible Notes and (F) indebtedness for borrowed money not to exceed $25,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A)-(E), inclusive;

(xi) except (A) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date hereof, (C) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated hereby or (D) dispositions of obsolete, surplus or worn out assets or assets that are no longer useful in the conduct of the business of the Company, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its material properties or assets, including the capital stock of Subsidiaries and Leases (but excluding Owned Real Property, which is separately addressed in the following clause (xii)), other than in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation shall be deemed to include the sale or other disposition of supply, inventory or trading stock in the ordinary course of business);

(xii) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any Owned Real Property that is a full-line retail store or profitable operating retail store;

(xiii) shall not, and shall not permit any of its Subsidiaries to, (A) modify, amend, terminate or waive any rights under any Company Material Contract or Lease with respect to Leased Real Property in any material respect in a manner which is adverse to the Company other than in the ordinary course of business or (B) enter into any Contract that would constitute a Company Material Contract or Lease with respect to Leased Real Property if entered into prior to the date hereof (other than in the ordinary course of business or in connection with the expiration or renewal of any Company Material Contract or Lease with respect to Leased Real Property in accordance with its terms) or any Contract that contains a change in control provision in favor of the other party or parties thereto that would require a material payment to or give rise to any material rights to such other party or parties in connection with the consummation of the Merger;

(xiv) shall not, and shall not permit any of its Subsidiaries to, voluntarily settle, pay, discharge or satisfy (A) any Action, other than any Action to which Section 6.15 applies or that involves only the payment of monetary damages not in excess of $2,500,000 individually or $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of the Company or any of its Subsidiaries (provided, in no event shall the Company or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (B) any Action to which Section 6.15 applies;

(xv) except in the ordinary course of business or in a manner consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) make a material change in any method of Tax accounting, (D) settle or compromise any material Tax proceeding, or (E) enter into any “closing agreement” within the meaning of Code Section 7121 (or any predecessor provision or similar provision of state, local or foreign Law) with respect to Taxes, in each case if such action would reasonably be likely to increase the Taxes of the Company or its Subsidiaries following the Closing;

(xvi) shall not, and shall not permit any of its Subsidiaries to, acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any material amount of assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions that do not exceed $15,000,000 in the aggregate;

(xvii) shall not, and shall not permit any of its Subsidiaries to, make or agree to make any capital expenditure in excess of $10,000,000 with respect to any individual store location or $20,000,000 in the aggregate with respect to all store locations other than as contemplated by the capital expenditures budget of the Company set forth in Section 6.1(b)(xvii) of the Company Disclosure Letter;

(xviii) shall not, and shall not permit any of its Subsidiaries to, adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Subsidiaries (other than the Merger or in compliance with Section 6.4, Section 6.12(f), Section 6.13 and Article VIII of this Agreement);

(xix) shall not, and shall not permit any of its Subsidiaries to, enter into or amend any material transaction with any Affiliate (other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.1(b)(xix), it being understood that this Section 6.1(b)(xix) (including this proviso) shall not be read to narrow Section 6.1(b)(iii)); and

(xx) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

(c) Parent and Merger Sub agree with the Company, on behalf of themselves and their Subsidiaries and Affiliates, that, between the date hereof and the Effective Time, Parent and Merger Sub shall not, and shall not permit any of their Subsidiaries or Affiliates to, take or agree to take any action (including entering into agreements with respect to, or consummating, any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to (i) result in, individually or in the aggregate, a Parent Material Adverse Effect, (ii) hinder or delay, in the case of entering into agreements with respect to, or consummating, any acquisitions, mergers, consolidations or business combinations, or otherwise hinder or delay in any material respect, the obtaining of, or result in not obtaining, any consent, approval, authorization or permit from a Governmental Entity necessary to be obtained prior to Closing, or (iii) hinder or delay the expiration of any applicable waiting period under the HSR Act; provided that Parent and Merger Sub shall in no event be required to consummate the Merger prior to the time that the Closing is required to occur under Section 2.2.

Section 6.2 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.3 Access.

(a) Subject to compliance with applicable Laws, the Company shall afford to Parent, the Equity Provider and the Financing Sources and to their respective directors, officers,

employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Parent Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ officers, employees, properties, Contracts (including any Company Benefit Plan), commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions. The foregoing notwithstanding, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would, in the reasonable judgment of the Company, result in a loss of privilege or trade secret protection to the Company or any of its Subsidiaries or would constitute a violation of any applicable Laws and in any such event, the parties hereto will use their reasonable best efforts to make appropriate substitute arrangements in a manner that does not result in such loss or violation.

(b) Parent hereby agrees that all information provided to it or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of April 30, 2013, between the Company and Parent (the “Confidentiality Agreement”).

Section 6.4 Alternative Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 40th calendar day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives (collectively, “Representatives”) shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Alternative Proposal, including by providing information (including non-public information or data) regarding, and affording access to, the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to (A) an Acceptable Confidentiality Agreement or (B) to the extent applicable, a confidentiality agreement entered into with such Person prior to the date of this Agreement; provided that the Company shall promptly (and in any event within forty-eight (48) hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that, at any time after the date of this Agreement, is provided to any Person given such access that was not previously made available to Parent, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Alternative Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Alternative Proposals. The Company shall promptly (and in any event within two (2) Business Days) notify Parent in writing of the identity of each Person or group from whom the Company receives a written Alternative Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and shall promptly (and in any event within two (2) Business Days) provide Parent a copy of such written Alternative Proposal or any written amendment thereto (including financing commitments with customary redactions). No later than three (3) Business Days after the No-Shop Period Start Date, the Company shall provide Parent a list of Excluded Parties, including the identity of each Excluded Party and a copy of the Alternative Proposal submitted by such Person on the basis of which the Board of Directors made the determination that such Person shall be an Excluded Party.

(b) Except as may relate to any Excluded Party (but only for so long as such Person or group is an Excluded Party) until the date which is twenty (20) days after the No-Shop Period Start Date (the “Cut-Off Date”) or as otherwise permitted by this Section 6.4, after the No-Shop Period Start Date, the Company and its Subsidiaries shall, and the Company shall instruct and use its commercially reasonable efforts to cause its and its Subsidiaries’ Representatives to, immediately (i) cease any activities permitted by Section 6.4(a), (ii) cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to any Alternative Proposal or a potential Alternative Proposal, (iii) terminate access to any physical or electronic data rooms relating to a possible Alternative Proposal and (iv) request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries theretofore furnished thereto by or on behalf of the Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between the Company and such Person.

(c) Except as may relate to any Excluded Party (but only for so long as such Person or group is an Excluded Party) until the Cut-Off Date or as otherwise permitted by this Section 6.4, from the No-Shop Period Start Date until the Effective Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII), the Company and its Subsidiaries shall not, and the Company shall instruct and use its commercially reasonable efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, encourage or facilitate any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Alternative Proposal or (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person that has made or is, to the Knowledge of the Company, considering making, an Alternative Proposal. In addition, except as permitted under this Section 6.4, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Board of Directors nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) grant any waiver, amendment or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement) except solely to the extent necessary to allow such Person to make a non-public proposal to the Board of Directors, (C) effect a Change of Recommendation or (D) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement or any other similar agreement relating to or providing for any Alternative Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(d) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary in this Section 6.4, at any time following the No-Shop Period Start Date and prior to the time the Company Shareholder Approval is obtained, if the Company receives a written Alternative Proposal from any Person (provided that such Alternative Proposal does not result from any material breach of the restrictions in this Section 6.4), the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within forty-eight (48) hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Alternative Proposal, if and only to the extent that, prior to taking any action described in clauses (i) or (ii) above, the Board of Directors determines in good faith that such Alternative Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal. For the avoidance of doubt, following the No-Shop Period Start Date and prior to the Cut-Off Date, the Company may continue to engage in the activities described in Section 6.4(a) with respect to, and the restrictions set forth in Section 6.4(b) and Section 6.4(c) shall not apply to, any Excluded Party, including with respect to any amended or modified Alternative Proposal submitted by any Excluded Party following the No-Shop Period Start Date.

(e) After the No-Shop Period Start Date, the Company shall promptly (and, in any event, within forty-eight (48) hours of the Company’s Knowledge of any such event) notify Parent of its entry into any Acceptable Confidentiality Agreement and shall promptly (and in any event within forty-eight (48) hours of the Company’s Knowledge of any such event) notify Parent of the receipt of any Alternative Proposal or any amendment thereto, or any proposal or offer that could reasonably be expected to result in an Alternative Proposal (such proposal or offer, a “Qualifying Proposal”), indicating the identity of the Person or group making such Alternative Proposal or amendment thereto or Qualifying Proposal and provide (i) a copy of such written Alternative Proposal or amendment thereto and any other written Qualifying Proposal provided (including financing commitments with customary redaction) to the Company or any of its Subsidiaries and (ii) with respect to any Alternative Proposal or amendment thereto or Qualifying Proposal not made in writing, a written summary of the material terms and conditions of each such Alternative Proposal or such amendment thereto or Qualifying Proposal, and shall thereafter keep Parent informed in reasonable detail, on a prompt basis (and, in any event, within forty-eight (48) hours of the Company’s Knowledge of any such event), of any material developments or modifications to the terms of any such Alternative Proposal or amendment thereto or Qualifying Proposal (including copies of any written proposed agreements) and the status of any discussions or negotiations relating to such material developments or modifications. The Company hereby agrees that it shall not and shall not permit its Subsidiaries to, enter into any agreement that prohibits or restricts it from providing to Parent the information contemplated by this Section 6.4(e) or the other provisions of this Section 6.4.

(f) Except as set forth in this Section 6.4(f), neither the Board of Directors nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Recommendation with respect to the Merger, (B) fail to include the Recommendation in the Proxy Statement, (C) approve, adopt, endorse or recommend, or publicly propose to approve, adopt, endorse or recommend to the shareholders of the Company, an Alternative Proposal or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Alternative Proposal is commenced, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, and provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement of such tender offer or exchange offer (any of the foregoing, a “Change of Recommendation”) or (ii) authorize, adopt or approve or publicly propose to authorize, adopt or approve, an Alternative Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, the Board of Directors may (I) effect a Change of Recommendation if the Board of Directors determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of a development, occurrence, event, state of facts or change (other than an Alternative Proposal) with respect to the Company that was not known to the Board of Directors as of or prior to the execution and delivery of this Agreement (an “Intervening Event”), failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (taking into account any adjustments to the terms and conditions of the Merger proposed by Parent in response to such Intervening Event); provided that such Change of Recommendation shall be solely with respect to such Intervening Event, and (II) if the Company receives an Alternative Proposal (provided that such Alternative Proposal does not arise from any material breach of the restrictions in this Section 6.4) that the Board of Directors determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Superior Proposal (taking into account any adjustments to the terms and conditions of the Merger proposed by Parent in response to such Alternative Proposal), authorize, adopt, or approve such Superior Proposal, grant a waiver, amendment or release under any Takeover Law with respect to such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 8.1(c)(ii); provided, however, that the Board of Directors may take the actions described in clauses (I) or (II) if and only if:

(1) the Company shall have provided (i) prior written notice to Parent of the Board of Directors’ intention to take such actions at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Intervening Event or the material terms of the Alternative Proposal received by the Company that constitutes a Superior Proposal, including the identity of the party making the Alternative Proposal, (ii) if applicable, a copy of such written Alternative Proposal or amendment thereto and any other written terms or proposals provided (including financing commitments subject to customary redaction) to the Company or any of its Subsidiaries in connection with such Alternative Proposal and (iii) with respect to any Alternative Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Alternative Proposal or such amendment thereto;

(2) after providing such notice and prior to taking such actions, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions of this Agreement and the Financing as would permit the Board of Directors not to take such actions; and

(3) the Board of Directors shall have considered in good faith any changes to this Agreement and the Financing that may be offered in writing by Parent by 11:59 p.m. Eastern Time on the fourth (4th) Business Day of such four (4) Business Day period and shall have determined in good faith (A) with respect to the actions described in clause (I) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Change of Recommendation, and (B) with respect to the actions described in clause (II) above, after consultation with outside counsel and its financial advisor, that the Alternative Proposal received by the Company would continue to constitute a Superior Proposal, in each case, if such changes offered in writing by Parent were given effect.

Each time material modifications to the terms of an Alternative Proposal determined to be a Superior Proposal are made (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company shall notify Parent of such modification and comply again with the requirements of clauses (1) – (3) above, with the time period set forth in each of the preceding clauses (1) and (2) to be three (3) Business Days. With respect to any material change to the facts and circumstances relating to an Intervening Event, the Company shall notify Parent of such material change and comply again with the requirements of clauses (1) – (3) above, with the time period set forth in each of the preceding clauses (1) and (2) to be (3) Business Days; provided that, with respect to an Intervening Event that is not an Alternative Proposal and with respect to which there has been no material change of facts or circumstances since the Board first complied with the requirements of clauses (1) – (3) above, the Company shall be required to comply only once with clauses (1) – (3) above.

(g) Subject to the proviso in this Section 6.4(g), nothing contained in this Section 6.4 shall be deemed to prohibit the Company, the Board of Directors or any committee of the Board of Directors from (i) complying with its disclosure obligations under U.S. federal securities Law with regard to an Alternative Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); (ii) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company); or (iii) making any disclosure if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such disclosure would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s shareholders under applicable Law; provided that neither the Board of Directors nor any committee thereof shall effect a Change of Recommendation unless the applicable requirements of Section 6.4(f) shall have been satisfied.

(h) Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the approval of the Board of Directors for purposes of causing any Takeover Law to be inapplicable to the Merger and other transactions contemplated by this Agreement shall not be amended and no Change of Recommendation or other action shall change such approval.

Section 6.5 Filings; Other Actions.

(a) As promptly as practicable following the date of this Agreement, (i) the Company shall prepare the Proxy Statement, which shall, subject to Section 6.4, include the Recommendation and (ii) Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement.

(b) The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any written request from the SEC or its staff for amendments or supplements to the Proxy Statement, and the Company, on the one hand, and Parent, on the other hand, shall, and Parent shall cause its Affiliates to, provide the other(s) with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the transactions contemplated hereby. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and (ii) respond (with the assistance of, and after consultation with, Parent, as provided by this Section 6.5(b)) as promptly as practicable to any comments of the SEC with respect to the Proxy Statement. If, at any time prior to the Company Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement or the other filings shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties thereof, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Prior to the filing or mailing of the Proxy Statement (or any amendment or supplement thereto) or responding to any SEC comments on the Proxy Statement, each of the Company, on the one hand, and Parent and its Affiliates, on the other hand, shall (i) provide each other with a reasonable opportunity to review and comment on the Proxy Statement and all amendments or supplements to the foregoing documents and (ii) consider in good faith such comments reasonably proposed by the Company, on the one hand, or Parent and its Affiliates, on the other hand, as applicable.

(c) Subject to the other provisions of this Agreement, the Company shall (i) take all action necessary in accordance with applicable Law (including the TBCA) and its charter and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable after the Proxy Statement is cleared by the SEC, for the purpose of obtaining the Company Shareholder Approval (the “Company Meeting”), and (ii) unless there has been a Change of Recommendation in accordance with Section 6.4, use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby. For the avoidance of doubt, no Change of Recommendation shall obviate or otherwise affect the obligation of the Company to duly call, give notice of, convene and hold the Company Meeting for the purpose of obtaining the Company Shareholder Approval in accordance with this Section 6.5.

Section 6.6 Employee Matters.

(a) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all Company Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time. For a period of two years following the Effective Time (or, if earlier, the date of termination of the relevant employee), Parent shall provide, or shall cause to be provided, to each current employee of the Company and its Subsidiaries (“Company Employees”), (i) base compensation (including commission rates) and annual cash bonus opportunities that, in each case, are equal to the base compensation (including commission rates) and annual cash bonus opportunities that were provided to the applicable Company Employee immediately before the Effective Time, (ii) employee benefits (excluding, for this purpose, any defined benefit or cash balance pension plan, equity-based compensation and post-termination health, medical or other welfare or life insurance benefits) that are substantially comparable in the aggregate to the employee benefits that were provided to the applicable Company Employee immediately before the Effective Time, and (iii) commencing with the 2014 fiscal year, long-term incentive opportunities that are substantially comparable in the aggregate to the long-term incentive opportunities provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that for the 2014 fiscal year a Company Employee who received long-term incentive opportunities in Fiscal Year 2013 shall receive long-term incentive opportunities in the 2014 fiscal year the value of which shall be substantially comparable in the aggregate to the long-term incentive opportunities that were provided to the applicable Company Employee during Fiscal Year 2013. For purposes of the immediately preceding sentence, long-term incentive opportunities shall include equity-based compensation. Any other provision of this Agreement to the contrary notwithstanding, Parent shall, or shall cause the Surviving Corporation to, provide to each Company Employee whose employment terminates during the two-year period following the Effective Time, severance benefits equal to the greater of (1) the severance benefits provided for under the Company Severance Plan in effect immediately prior to the Effective Time, and (2) the severance benefits provided to similarly situated employees of Parent and its Subsidiaries.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee and his or her eligible dependents and domestic partners shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans set forth on Section 6.6(c) of the Company Disclosure Letter will occur at or prior to the Effective Time.

(d) The Company may establish a cash retention program with a retention pool in the aggregate amount of $3.75 million, with any retention awards from such retention pool to be paid upon the earlier of (i) the 60th day following the Effective Time, and (ii) the termination of the applicable participant’s employment on a basis that would entitle such participant to severance under the Company Severance Plan or the participant’s employment agreement, as applicable. The retention awards contemplated by this Section 6.6(d) shall be allocated to the employees of the Company and its Subsidiaries identified, and in the amounts determined, by the Chief Executive Officer of the Company (or his designees); provided, however, that prior to making any award the Company shall consider in good faith whether an award to an individual under the retention program would reasonably be expected to result in payments to such individual being subject to the excise tax under Section 4999 of the Code, or increase the amount of payments to such individual that are subject to the excise tax under Section 4999 of the Code, and, if the Company so determines, the Company shall consult in good faith with Parent regarding a grant of an award to such individual, with the goal of minimizing any such negative tax consequences or any associated tax gross-up payments; it being understood that the Company shall consult in good faith with Parent with respect to a grant to any individual who is among the thirty highest compensated individuals at the Company (excluding the individuals listed on Section 6.6(d) of the Company Disclosure Letter), as reasonably determined by the Company. If a retention award or portion thereof is forfeited by a participant prior to the Effective Time, the Chief Executive Officer of the Company (or his designees) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and its Subsidiaries, subject to the provisions of this Section 6.6(d). Notwithstanding anything to the contrary in this Section 6.6(d), no retention award pursuant to this Section 6.6(d) shall be made to any individual set forth on Section 6.6(d) of the Company Disclosure Letter without the prior written consent of Parent, such consent not to be unreasonably withheld or delayed.

(e) The Company shall have the right to pay full year annual bonus awards in respect of Fiscal Year 2013 upon the earlier of (i) immediately prior to the Effective Time and (ii) following completion of Fiscal Year 2013, with such payments to be based upon the greater of (x) actual performance (linearly extrapolating in good faith the Company’s performance as of the Closing Date through the end of Fiscal Year 2013 if the Effective Time occurs prior to the end of Fiscal Year 2013) and (y) target performance; provided, however, that an individual’s right to payment contemplated by this Section 6.6(e) shall be subject to such individual waiving in writing the right to receive a pro rata bonus payment in respect of Fiscal Year 2013 upon a qualifying termination of employment during Fiscal Year 2013 under the Company Severance Plan or the individual’s employment agreement, whichever is applicable. For individuals covered by the Company Severance Plan, the written waiver condition described in the immediately preceding sentence may be satisfied by an amendment to the Company Severance Plan to the effect that no plan participant who receives a payment pursuant to this Section 6.6(e) shall be entitled to receive a pro rata bonus payment in respect of Fiscal Year 2013 upon a qualifying termination of employment during Fiscal Year 2013 so long as the Company effectuates such amendment more than three months prior to the Closing Date.

(f) Prior to making any material written communications to the Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication (provided that Parent shall review and comment promptly), and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(g) Nothing in this Section 6.6 or any other provision of this Agreement shall (i) confer upon any Company Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation or any Affiliate of Parent and the Company Employee, (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established sponsored or maintained by any of them. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.6 shall create any third party rights in any other Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof).

Section 6.7 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company, any of its Subsidiaries, or, subject to Section 6.12 and related provisions, Parent or Merger Sub be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company, Parent and Merger Sub shall (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all required Notification and Report Forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law (other than with respect to any Action by any shareholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement) with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its Subsidiaries or

Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or delaying the Closing; provided that neither the Company nor any of its Subsidiaries shall become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, unless such requirement, condition, understanding, agreement or order is binding on the Company only in the event that the Closing occurs. Except as otherwise permitted under this Agreement (including, for the avoidance of doubt, Section 6.1(a) of the Company Disclosure Letter), the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries and Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing.

(c) The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 6.7, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other material communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Parent and its operations, provided that Parent shall contemporaneously provide summaries to Company’s counsel of the information redacted pursuant to this subclause (y). Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.7 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Section 6.7.

Section 6.8 Takeover Statute. If any Takeover Law shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 6.9 Public Announcements. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby, in which event such party shall use its reasonable best efforts to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided that (i) the Company shall not be required to provide any such review or comment to Parent in connection with the receipt and existence of an Alternative Proposal and matters related thereto or a Change of Recommendation and (ii) each party and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.9.

Section 6.10 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective charters or bylaws or other organizational documents and/or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ charters and bylaws or similar organizational documents as in effect immediately prior to the Effective Time and/or in any agreements of the Company or its Subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and advancement in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its other Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.10.

(b) Each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law following receipt if requested in writing by Parent of an undertaking by or on behalf of such Person to repay such amounts if it is ultimately determined that such Person was not entitled to indemnification under this Section 6.10), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its Subsidiaries (including acts or omissions in connection with such Indemnified Party’s service as an officer, director, member, trustee or other fiduciary in any other entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. The Company may (or, if requested by Parent, shall) purchase, prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided that if such tail policy is requested by the Company, the aggregate premium for such insurance policy shall not exceed 600% of the current annual premium for such insurance. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d) Parent shall pay, or cause to be paid, all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.10.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the charters or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other arrangement, the TBCA, the DGCL or other applicable Law or otherwise. The provisions of this Section 6.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ or officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any of their officers or directors.

(g) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10.

Section 6.11 Rule 16b-3. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.12 Financing.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions (including the “market flex” and “securities demand” and other similar provisions) described in the Financing Documents, and shall not, without the prior written consent of the Company, (i) permit any amendment, supplement or modification (it being understood that any Alternative Financing shall not be deemed an amendment, supplement or modification) to, or any waiver of any provision or remedy under, or replace, the Financing Documents if such amendment, supplement, modification, waiver or replacement (A) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing only if such changes would reduce the aggregate amount of the Financing), unless the Debt Financing or the Equity Financing is increased by a corresponding amount, (B) would (1) add new or additional or otherwise expand, amend, modify or affect any of the conditions to the Financing or otherwise expand, amend, modify or affect (including with respect to timing) any other provision of the Financing Documents in a manner that would reasonably be expected to adversely affect the ability or likelihood of Parent or Merger Sub to timely consummate, or prevent, impede or delay consummation of, the Merger and the other transactions contemplated by this Agreement or (2) be reasonably expected to delay or prevent or make less likely the timely funding of the Financing (or timely satisfaction of the conditions to obtaining the Financing), (C) adversely impacts the ability of Parent or Merger Sub, as applicable, to enforce its rights against any of the other parties to the Financing Documents or the Definitive Agreements relative to the ability of Parent or Merger Sub, as applicable, to enforce its rights against any of such other parties to the Financing Documents as in effect on the date hereof or (D) would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided that no consent from the Company shall be required for any (x) amendment, replacement, supplement or modification of the Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a Lender) and who are (I) set forth on Section 6.12(a) of the Parent Disclosure Letter, (II) approved in advance by the Company, or (III) a nationally recognized lender or arranger which in the ordinary course finances similar transactions or (y) implementation or exercise of any “market flex” or “securities demand” or other similar provisions provided in the Redacted Fee Letter as in effect on the date hereof, or (ii) terminate any Financing Document, unless a replacement for such Financing Document consistent with the foregoing clause (i) has been executed and is in full force and effect prior to, or simultaneously with, such termination. Upon any such amendment, supplement, modification, waiver or replacement of the Debt Commitment Letter in accordance with the proviso to this Section 6.12(a), the term “Debt Commitment Letter” shall be the Debt Commitment Letter as so amended, supplemented, modified, waived or replaced.

(b) Each of Parent and Merger Sub shall use its reasonable best efforts to (i) maintain in effect the Financing Documents, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (together with the Equity Investment Agreement, the “Definitive Agreements”) on the terms and conditions (including, as necessary, the “market flex”, “securities demand” and similar provisions contained in any related fee letter) contained therein, (iii) satisfy on a timely basis all conditions in the Financing Documents and the Definitive Agreements applicable to Parent and its Affiliates to consummate the Financing at or prior to the Closing and (iv) comply with its obligations under the Financing Documents in a timely and diligent manner (provided that in the case of clauses (iii) and (iv) Parent and Merger Sub shall not be deemed to have breached their obligation under such clauses if the failure to satisfy or comply is the result of a breach by the Company of its obligations contained in this Section 6.12 which prevents or renders impracticable the consummation of the Financing). In the event that all conditions contained in the Financing Documents have been satisfied (or upon funding will be satisfied), Parent shall use its reasonable best efforts to cause the Financing

Sources and the Equity Provider to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses at the Closing (including by seeking through litigation to enforce its rights under the Debt Commitment Letter, Equity Investment Agreement and Definitive Agreements, as applicable). In furtherance of and not in limitation of the foregoing, in the event that (A) any portion of the Debt Financing structured as high yield financing is unavailable, regardless of the reason therefor (other than a breach by the Company of this Agreement which prevents or renders impracticable the consummation of the high yield financing), (B) all closing conditions contained in Section 7.1 and Section 7.3 shall be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing) and (C) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 6.12(b)) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then each of Parent and Merger Sub shall cause the proceeds of such bridge financing to be used in lieu of such affected portion of the high yield financing to consummate the Closing when Parent is required to do so pursuant to Section 2.2.

(c) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor (other than as the result of a breach by the Company of its obligations contained in this Section 6.12, or a material breach by the Company of its other obligations contained in this Agreement, in each case which prevents or renders impracticable the consummation of the Financing and with respect to which Parent has provided the Company with prior written notice and a reasonable opportunity to cure the effect of such breach on the availability of the Financing), Parent will (i) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative financing (in an amount sufficient, when taken together with Parent’s cash on hand, any then-available Equity Financing and Debt Financing pursuant to any then-available Financing Documents, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and payable as of the Closing Date) from the same or other sources and on terms and conditions no less favorable, in the aggregate, to Parent than such unavailable Financing (including the “market flex”, “securities demand” and other similar provisions contained in any related fee letter) and which do not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Financing (the “Alternative Financing”) and (ii) promptly notify the Company of such unavailability and the reason therefor; provided that in no event shall the reasonable best efforts of Parent required by clause (i) be deemed or construed to require Parent to (A) seek any additional Equity Financing above the amount of the Equity Financing or (B) pay any fees in excess of those contemplated by the Financing Documents (but including any “market flex”, “securities demand” or similar provisions in the Redacted Fee Letter). For the purposes of this Agreement, (1) the term “Debt Commitment Letter” or “Equity Investment Agreement,” as applicable, shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Debt Commitment Letter or Equity Investment Agreement, as applicable, remaining in effect at the time in question) and the term “Financing Documents” shall be deemed to include any Debt Commitment Letter or Equity Investment Agreement with respect to any Alternative Financing arranged in compliance herewith (and any Debt Commitment Letter or Equity Investment Agreement, as applicable, remaining in effect at the time in question), (2) the term “Redacted Fee Letter” shall be deemed to include any fee letter (or similar agreement) with respect to any alternative debt financing arranged in compliance with this Section 6.12, (3) the term “Lenders” shall be deemed to include any lenders providing the alternative debt financing arranged in compliance herewith, (4) the term “Equity Investment Agreement” shall be deemed to include any investment agreement, commitment letter (or similar agreement) with respect to any alternative equity financing arranged in compliance herewith (and any Equity Investment Agreement remaining in effect at the time in question), (5) the term “Equity Provider” shall be deemed to include any Persons providing the alternative equity financing arranged in compliance herewith and (6) the term “Definitive Agreement” shall be deemed to include any definitive agreement with respect to Alternative Financing.

(d) Parent shall (i) provide the Company with prompt notice of (A) any breach or default that could reasonably be expected to impair or impede Parent’s ability to obtain the Financing in a timely manner by any party to any Financing Documents or the Definitive Agreements by Parent or with respect to any other party of which Parent gains Knowledge, (B) the receipt of any notice or other communication from any Lender, Equity Provider, or other financing source (or Parent giving any such notice) with respect to any actual or threatened breach, default (or accusation of breach or default), termination or repudiation that could reasonably be expected to impair or impede Parent’s ability to obtain the Financing in a timely manner by any party to any Financing Documents or the Definitive Agreements of any provision thereof or (C) any dispute or disagreement that could reasonably be expected to impair or impede Parent’s ability to obtain the Financing in a timely manner between or among Parent, on the one hand, and the Lenders and/or the Equity Provider on the other hand, or among any Lenders to any of the Financing Documents or the Definitive Agreements, and (ii) keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing.

(e) Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting advisers, to provide all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing,” it being understood that for purposes of this Section 6.12, for the avoidance of doubt, Available Financing shall include any offering of debt securities or incurrence of loans contemplated by the Debt Commitment Letter and any public offering of equity securities of Parent) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include (i) (A) furnishing Parent and Merger Sub and their Financing Sources and Equity Provider, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information (other than financial information, which is covered by clause (ii) below), to the extent reasonably available to the Company, regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate the offerings of debt securities contemplated by the Available Financing at the time during the Company’s fiscal year such offerings will be made and (B) furnishing Parent and Merger Sub and their Financing Sources, as promptly as reasonably practicable following Parent’s reasonable written request, with information (other than financial information, which is covered by clause (ii) below) regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Available Financing (the “Bank Financing”), to the extent reasonably available to the Company and reasonably requested by Parent to assist in the preparation of customary offering or information documents or rating agency or lender presentations relating to such arrangement of loans, (ii) furnishing all financial statements and other financial data and financial information (other than pro-forma financial statements but including, for the avoidance of doubt, any financial information of the Company and its Subsidiaries reasonably necessary to permit the Parent to prepare pro-forma financial statements required under paragraphs (vi) and (ix) of Annex IV to the Debt Commitment Letter (as in effect on the date of this Agreement)) of the Company and its Subsidiaries that is requested in writing by Parent and required under paragraphs (vi) and (ix) of Annex IV to the Debt Commitment Letter (as in effect on the date of this Agreement) and, excluding textual descriptions of the Company’s business and financial results (other than what is customarily contained in the notes to the Company’s financial statements) (the information, financial statements, business and other financial data and financial information referred to in this clause (ii), the “Required Information”), (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, (iv) assisting with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda, and similar documents required in connection with the Available Financing; provided that any rating agency presentations, offering documents, bank information memoranda, and similar documents required in connection with the Available Financing shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (v) using reasonable best efforts to obtain accountant’s comfort letters and specialist legal opinions reasonably requested by Parent; provided that, to the extent reasonably practicable, Parent shall cause its counsel to furnish any legal opinions and no opinions of the Company or its counsel shall be required prior to the Closing, (vi) providing access and information reasonably requested by Parent to allow Parent to undertake inventory appraisals and field audits and obtain surveys and title insurance, (vii) taking all corporate, limited liability, partnership or other similar actions, including the provision of guarantees and the pledging of collateral by the Company’s Subsidiaries, effective at and subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time; provided that none of such actions shall be effective prior to the Effective Time without the Company’s consent, (viii) executing and delivering any customary pledge and security documents (subject to occurrence of the Effective Time) and customary closing certificates and documents as may be reasonably requested by Parent, (ix) using reasonable best efforts to cause accountants to consent to the use of their reports in any material relating to the Available Financing and to be available for due diligence sessions in connection with the Available Financing, (x) assisting in (A) the preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements or (B) the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements, indentures or amendments shall be effective until the Effective Time, (xi) in connection with the Bank Financing or any bridge or loan financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Lender, and other financing sources authorizing the distribution of information to prospective lenders and containing a customary representation to the Lender, and other financing sources that such information does not contain a material misstatement or omission and containing a representation to the Lender, Equity Provider and other financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (xii) using reasonable best efforts to cooperate with the Financing Sources in their efforts to benefit from the existing lending relationships of the Company and its Subsidiaries, (xiii) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, (xiv) to the extent requested by the Parent in writing at least ten (10) Business Days prior to the Closing Date, using reasonable best efforts to furnish no later than five (5) Business Days prior to the Closing Date all documentation and other information about the Company and its Subsidiaries that the Lenders have reasonably determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and (xv) providing to Parent information reasonably requested by the Parent and reasonably available to the Company regarding the Company and its Subsidiaries that is necessary in order to permit the chief financial officer of Parent to deliver a solvency certificate to the Lenders (to the extent the statements therein are accurate) in the form contemplated by the Debt Commitment Letter as in effect on the date hereof; subject in the case of each of the foregoing subclauses (i) through (xv) to the limitations set forth in Section 6.12(f). Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and any of its Subsidiaries in connection with the cooperation by the Company and its Subsidiaries and any of their respective Representatives contemplated by this Section 6.12 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with (x) such cooperation, the arrangement of the Financing and/or any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries expressly for use in connection therewith, and (y) any matters relating to an Internal Restructuring, in each case, except to the extent (A) suffered or incurred as a result of any such indemnitee’s, or such indemnitee’s respective Representative’s, gross negligence, bad faith, willful misconduct or material breach of this Agreement, or (B) with respect to any material misstatement or omission in information provided hereunder by any of the foregoing Persons expressly for use in connection therewith.

(a) The Company shall reasonably cooperate with Parent in Parent’s review of and planning for any internal restructuring or reorganization of Subsidiaries, assets or liabilities

(an “Internal Restructuring”); provided, however, that (i) the Company shall not be required to take any actions to implement any steps on such Internal Restructuring prior to the Effective Time; and (ii) such cooperation will not unreasonably interfere with the business or operations of the Company.

(b) The foregoing notwithstanding, (i) (A) neither the Company nor any Persons who are directors of the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Financing, and (B) none of the Subsidiaries of the Company nor any Persons who are directors or officers of any Subsidiary of the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Financing other than in the case of this clause (B) such resolutions or consents as are effective only on or after the Effective Time, (ii) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time, and (iii) none of the Company, its Subsidiaries or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee or incur any other cost or expense or liability in connection with the Debt Financing prior to the Closing that is not reimbursed promptly by Parent, (B) take any actions to the extent such actions would unreasonably interfere other than in an immaterial respect with the ongoing business or operations of the Company and its Subsidiaries or (C) take any action that would conflict with or violate the Company’s or its Subsidiaries’ organizational documents or any Laws, or that would reasonably be expected to result in a violation or breach of, or default under, any Material Contract to which the Company or any of its Subsidiaries is party or by which any of the assets of the Company or any of its Subsidiaries are bound. Nothing contained in this Section 6.12 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to incur any obligation as an issuer or other obligor with respect to all or any portion of the Financing, other than such obligations as may be effective at or after the Effective Time.

(c) If the Company at any time in good faith reasonably believes that it has delivered the Required Information to Parent, it may (but is under no obligation to) deliver to Parent a notice to such effect, in which case the Company shall be deemed to have delivered the Required Information at the time of delivery of such notice, unless Parent shall provide to the Company within five (5) Business Days after the delivery of such notice a written notice that describes with reasonable specificity the information that constitutes Required Information that Parent in good faith reasonably believes the Company has not delivered.

(d) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be shared on a non-public basis with participants in the Financing who enter into confidentiality arrangements customary for financing transactions of the same type as the applicable Financing covering such information reasonably acceptable to the Company. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

Section 6.13 Newco Organization. Upon request by Parent at any time prior to or on the Closing Date, the Company shall (i) form (or cause one or more of its Subsidiaries to form) a new entity organized as a limited partnership (“Newco”) for the purpose of transferring (or causing its Subsidiaries to transfer, as applicable) and (ii) transfer (or cause its Subsidiaries to transfer, as applicable) to Newco, concurrently with the Closing any real property identified by Parent; provided that, other than establishing the legal existence of Newco to the extent doing so does would not in the Company’s judgment have any adverse effect on the Company or its Subsidiaries or the Company’s or its Subsidiaries’ business, neither the Company nor any of its Subsidiaries shall be required to execute any Contract, transfer any property or assets, pay or agree to pay money or any other consideration or take or agree to take, or refrain or agree to refrain from taking, any other action relating to the foregoing other than immediately prior to and conditional upon the occurrence of the Closing.

Section 6.14 De-Listing. Prior to Closing, the Company will use its reasonable best efforts to cooperate with Parent to cause the shares of Common Stock to be de-listed from the NYSE and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.15 Shareholder Litigation. In the event that any litigation or other Action of any shareholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the Company, threatened in writing, against any of the Company or its Subsidiaries and/or the members of the Board of Directors (or of any equivalent governing body of any Subsidiary of the Company) prior to the Effective Time (or earlier termination of this Agreement), the Company shall promptly notify Parent of any such shareholder Action and shall keep Parent reasonably informed with respect to the status thereof.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions to be effected at the Closing as contemplated hereby shall be subject to the fulfillment (or waiver in writing by Parent and the Company) at or prior to and as of the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) No injunction, order, ruling, decree, judgment or similar order by any Governmental Entity of competent jurisdiction which makes illegal or prohibits the consummation of the Merger shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Merger shall have expired or been earlier terminated.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger and the other transactions to be effected at the Closing as contemplated hereby is further subject to the fulfillment (or waiver in writing by the Company) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement which are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub set forth in this Agreement which are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable), only as of such date or period.

(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions to be effected at the Closing as contemplated hereby are further subject to the fulfillment (or waiver in writing by Parent and Merger Sub) at or prior to and as of the Effective Time of the following conditions:

(a) (i) the representations and warranties of the Company set forth in Section 4.2(a) (other than the last sentence thereof) and Section 4.2(b) shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks of a particular date, in which case only as of such particular date), except where the failure of such representations and warranties to be so true and correct are de minimis, (ii) the representations and warranties of the Company set forth in the last sentence of Section 4.2(a), the second sentence of Section 4.1, Section 4.2(c), Section 4.2(d) and Section 4.2(e) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (iii) the other representations and warranties of the Company set forth in Article IV which are qualified by a

“Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), and (iv) the other representations and warranties of the Company set forth in Article IV which are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct (without giving effect to any “materiality,” “in all material respects,” or similar qualifiers), as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), except for such failures to be true and correct (without regard to any qualifications or exceptions contained as to “materiality” “in all material respects” or similar qualifiers) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Solely for the purposes of clause (i) above, “de minimis” shall mean that one or more inaccuracies in or breaches of Sections 4.2(a) (other than the last sentence thereof) and Section 4.2(b) would cause the aggregate amount required to be paid by Parent or Merger Sub pursuant to Article II to increase by $15,000,000 or more.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated hereby or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if (A) the Effective Time shall not have occurred on or before January 31, 2014 (the “End Date”) and (B) the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to the failure to consummate the Merger on or before such date; provided that, if, as of the End Date, all conditions set forth in Section 7.1, Section 7.2 and Section 7.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing and other than the condition set forth in Section 7.1(c)), then the End Date shall be extended to April 24, 2014, which shall be considered the End Date for all purposes of this Agreement;

(ii) if any court of competent jurisdiction shall have issued or entered an injunction or similar order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used such efforts as required by Section 6.7 to prevent, oppose and remove such injunction; or

(iii) if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (1) within forty-five (45) days following the Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date the Company delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(ii) in accordance with Section 6.4(f)(II), at any time prior to the Company Shareholder Approval, if (i) the Board of Directors has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) prior to or on the day of such termination, the Company shall have paid the Company Termination Fee to Parent pursuant to Section 8.3(a) (it being understood that any purported termination of this Agreement pursuant to this Section 8.1(c)(ii) shall be null and void if the Company shall not have paid the Company Termination Fee prior to or on the day of such termination) and (iii) promptly after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in clause (i); or

(iii) if (A) the Merger shall not have been consummated on the date upon which Parent is required to consummate the Closing pursuant to Section 2.2 and (B) at the time of such termination all conditions to Parent’s obligation to consummate the

Closing (other than those conditions that are to be satisfied by action taken at the Closing (provided such conditions would be capable of being satisfied as of such date)) continue to be satisfied and the Company has confirmed in writing to Parent that (1) all conditions to the Company’s obligation to consummate the Closing have been satisfied or waived by the Company in accordance with this Agreement (other than those conditions that are to be satisfied by action taken at the Closing (provided such conditions would be satisfied or waived by the Company as of such date)) and (2) the Company stands ready, willing and able to consummate the Closing; and

(d) by Parent:

(i) at any time prior to the Company Shareholder Approval, in the event of a Change of Recommendation; or

(ii) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within forty-five (45) days following Parent’s delivery of written notice to the Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 8.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub, the Equity Provider, the Financing Sources or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (i) no such termination shall relieve any party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 8.3; (ii) subject to the limitations set forth in Section 8.3, no such termination shall relieve any party for liability for such party’s willful or intentional breach of this Agreement or for fraud; and (iii) (A) the Confidentiality Agreement, (B) the Parent’s reimbursement obligations pursuant to Section 6.12(e) and (C) the provisions of Section 6.3(b), this Section 8.2, Section 8.3 and Article IX, will survive the termination of this Agreement. Notwithstanding anything else in this Agreement, in no event shall specific performance of Parent’s or Merger Sub’s obligation to consummate the Merger survive any termination of this Agreement.

Section 8.3 Termination Fee; Parent Termination Fee.

(a) In the event that:

(i) (x) this Agreement is terminated (A) by the Company or Parent pursuant to Section 8.1(b)(i) if, at the time of such termination, Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), (B) by the Company or Parent pursuant to Section 8.1(b)(iii) or (C) by Parent pursuant to Section 8.1(d)(ii), (y) the Company or any other Person shall have publicly disclosed or announced, or otherwise made generally known to the shareholders of the Company, an Alternative Proposal made on or after the date of this Agreement but prior to the Company Meeting, and such Alternative Proposal has not been withdrawn or expired by the time of the Company Meeting (or prior to the termination of this Agreement if there has been no Company Meeting), and (z) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Alternative Proposal or an Alternative Proposal is consummated (in each case whether or not the Alternative Proposal was the same Alternative Proposal referred to in clause (y)); provided that, for purposes of this clause (z), the references to “20%” in the definition of “Alternative Proposal” shall be deemed to be references to “more than 50%”;

(ii) the Company shall have terminated this Agreement pursuant to Section 8.1(c)(ii); or

(iii) Parent shall have terminated this Agreement pursuant to Section 8.1(d)(i);

then, the Company shall, (A) in the case of clause (i) above, no later than two (2) Business Days after the date the Company enters into a definitive agreement with respect to an Alternative Proposal, pay Parent (or one or more of its designees) the Company Termination Fee; (B) in the case of clause (ii) above, prior to or on the day of such termination, pay Parent (or one or more of its designees) the Company Termination Fee; and (C) in the case of clause (iii) above, within two (2) Business Days of such termination, pay Parent (or one or more of its designees) the Company Termination Fee, in each case by wire transfer of same day funds to one or more accounts designated by Parent; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Following receipt by Parent (or one or more of its designees) of the Company Termination Fee in accordance with this Section 8.3, the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Parent, Merger Sub or any Parent related party.

(b) In the event that this Agreement is terminated (i) by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii) or (ii) by the Company or Parent pursuant to Section 8.1(b)(i) if, at the time of or prior to such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), then Parent shall pay to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account designated by the Company within two (2) Business Days of such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c) If either party fails to timely pay an amount due pursuant to this Section 8.3, the defaulting party shall pay the non-defaulting party interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(d) Notwithstanding anything to the contrary in this Agreement, (i) if Parent fails to effect the Closing when required by Section 2.2 for any or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then (A) a decree or order of specific performance or an injunction or injunctions or other equitable relief if and solely to the extent permitted by Section 9.5 or (B) the termination of this Agreement pursuant to Section 8.1(b)(i), Section 8.1(c)(i) or Section 8.1(c)(iii) and receipt of payment of the Parent Termination Fee pursuant to Section 8.3(c) and the Parent Expense Reimbursement Obligations shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company (and any other Person) against any of Parent, Merger Sub, the Lenders, the Equity Provider, any Financing Sources or any other financing source of Parent, and any of their respective former, current or future, direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys, advisors or other Representatives, or any of their respective successors or assigns or any of the former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys, advisors or other Representatives or successors or assignees of any of the foregoing (each, a “Non-Recourse Person” and together, the “Non-Recourse Persons”) for any breach, cost, expense, loss or damage suffered as a result thereof or in connection therewith or related thereto, and in no event shall the Company (or any other Person) seek or be entitled to multiple, special or punitive damages against the Non-Recourse Persons, or any recovery, judgment or damages of any kind against the Non-Recourse Persons.

(e) Other than with respect to the Retained Claims, all Actions or claims (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out of or by reason of, be in connection with (i) this Agreement, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (iii) any breach of this Agreement, (iv) any failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and (v) the Financing Documents, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement. No other Non-Recourse Person shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any Actions or claims arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (i) through (v) except for Actions or claims that the Company may assert: (A) against any Person that is party to, and solely pursuant to the terms of, any confidentiality agreement with the Company; and (B) against Parent and Merger Sub, solely in accordance with, and pursuant to the terms of, this Agreement, including Section 8.2 (the Actions or claims in clauses (A) through (B) of this Section 8.3(e), the “Retained Claims”). Other than with respect to any Retained Claim described in clause (A) of the definition thereof, the parties acknowledge and agree that in no event will Parent and/or Merger Sub have liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Parent Termination Fee (less any portion thereof that has been paid) plus any expense reimbursement pursuant to Section 6.12(e) (collectively and in the aggregate, “Parent Expense Reimbursement Obligations”), and the Parent Termination Fee and the Parent Expense Reimbursement Obligations shall be the maximum aggregate liability of Parent and Merger Sub hereunder.

(f) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

(g) The parties acknowledge that the damages resulting from termination of this Agreement under circumstances in which the Parent Termination Fee are payable are uncertain and incapable of accurate calculation and that amounts payable pursuant to Section 8.3(b) are reasonable forecasts of the actual damages which may be incurred, and in the event that the Company shall receive full payment pursuant to Section 8.3(b), the receipt of the Parent Termination Fee shall be deemed liquidated damages, and not a penalty, for any and all losses or damages suffered or incurred by the Company and any of its Affiliates in connection with this Agreement (and the termination hereof) the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and upon such payment of such amount and the Parent Expense Reimbursement Obligations none of Parent, Merger Sub or any of their respective Affiliates or Representatives shall have any further liability or obligation related to or arising out of this Agreement or the transactions contemplated hereby.

(h) Notwithstanding anything to the contrary in this Agreement, (i) neither the Company nor any of its shareholders, Affiliates, Representatives, directors, officers, employees, controlling persons or agents shall have any rights or claims against any Lenders and Equity Providers or their shareholders, Affiliates, Representatives, directors, officers, employees, controlling persons or agents in connection with this Agreement, the Debt Financing, the Equity Financing or the transactions contemplated hereby or thereby, (ii) neither the Lender nor any of its shareholders, Affiliates, Representatives, directors, officers, employees, controlling persons or agents shall have any liability to the Company or any of its shareholders, Affiliates, Representatives, directors, officers, employees, controlling persons or agents relating to or arising out of this Agreement, the Debt Financing or the transactions contemplated hereby or thereby and (iii) neither the Equity Provider nor any of its shareholders, Affiliates, Representatives, directors, officers, employees, controlling persons or agents shall have any liability to the Company or any of its shareholders, Affiliates, Representatives, directors, officers, employees, controlling persons or agents relating to or arising out of this Agreement, the Equity Financing or the transactions contemplated hereby or thereby.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Effective Time.

Section 9.2 Expenses; Transfer Taxes. Except as set forth in Section 6.12 and Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (x) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company and (y) all fees paid in respect of any HSR or other regulatory filing shall be borne by Parent. Each of Parent, the Company, Merger Sub and the shareholders of the Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby; provided, however, that Parent shall be liable for any such Tax that is imposed on the Company’s shareholders in respect of assets that are owned directly or indirectly by the Company.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 9.4 Governing Law; Jurisdiction. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided that, to the extent required under the Debt Commitment Letter, the law of the State of New York shall apply (but, for the avoidance of doubt, other than with respect to the definition, interpretation of the meaning and application of Company Material Adverse Effect (or other similar event) and whether a Company Material Adverse Effect has occurred, with respect to which issues, Delaware law shall apply in all cases). In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Notwithstanding anything else in this Section 9.4 or elsewhere in this Agreement, the parties hereto agree that New York State or United States federal courts sitting in the borough of Manhattan, New York City (and any New York State or United States Federal court from which appeal therefrom may validly be taken) shall have exclusive jurisdiction over the parties in and over any such Action, arbitration, claim or proceeding brought against any Financing Source under the Debt Commitment Letter (including each Lender and any Financing Source) or any of their respective Affiliates in connection with this Agreement, any Debt Commitment Letter or the transactions contemplated hereby or thereby, or the failure of such transactions to be consummated, and nothing in this Section 9.4 or elsewhere in this Agreement shall be construed to provide otherwise. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.4, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.7.

Section 9.5 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, subject to Section 8.3(e) and Section 9.5(c), in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that, subject to Section 8.3(e) and Section 9.5(c), (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) is not intended to and does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. For the avoidance of doubt, notwithstanding anything else in this Agreement, in no event shall specific performance of Parent’s or Merger Sub’s obligation to consummate the Merger survive any termination of this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) Subject to Section 9.5(a) and Section 9.5(b), it is explicitly agreed that the Company shall be entitled to specific performance to cause Parent and Merger Sub to effect the Closing in accordance with Article II, if and only if (i) all conditions in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be capable of being satisfied as of the Closing Date), and other than those conditions the failure of which to be satisfied is caused by a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements contained in this Agreement) at the time when the Closing would have occurred, (ii) the Financing (or Alternative Financing in accordance with Section 6.12) has been funded or will be funded on the date the Closing is required to have occurred pursuant to Section 2.2 on the terms set forth in the Financing Documents or the Definitive Agreements and (iii) the Company has irrevocably confirmed in writing to Parent that (1) all conditions to the Company’s obligation to consummate the Closing have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing (provided such conditions would be satisfied or waived by the Company as of such date)) and (2) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Company will take such actions as are in its control to cause the Closing to occur; provided that under no circumstances shall the Company be permitted or entitled to receive both a grant of (A) specific performance of the consummation of the Merger and the other transactions contemplated by this Agreement and (B) the payment of the Parent Termination Fee.

Section 9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUIT AGAINST THE FINANCING SOURCES OR EQUITY PROVIDER). EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.6.

Section 9.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Hudson’s Bay Company
401 Bay Street, Suite 500
Toronto, Ontario, Canada

Facsimile:	(416) 861-4200
Attention:	Senior Vice President & General Counsel

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP 5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada M5L 1B9
Facsimile:	(416) 947-0866
Attention:	Ian Putnam, Esq.
John Ciardullo, Esq.

and

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019
Facsimile:	(212) 728-8111
Attention:	Gordon Caplan, Esq.
Gregory B. Astrachan, Esq.

To the Company:

Saks Incorporated 12 East 49th Street 19th Floor New York, New York 10017
Facsimile:	(212) 940-5253
Attention:	General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Patricia A. Vlahakis, Esq.
Joshua R. Cammaker, Esq.
Gordon S. Moodie, Esq.

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted by this Section 9.8 shall be null and void; provided, however, without the consent of the Company, (i) Parent may assign this Agreement or any of its rights or interests hereunder to any lender or agent in connection with a secured financing undertaken by Parent or any of its Affiliates and (ii) Parent may assign this Agreement or any of its rights, interests or obligations hereunder to any of its wholly owned Affiliates, or any successors by operation of law, or to any Person in connection with a reorganization, merger, consolidation, sale of assets or other similar transaction; provided further that (x) nothing herein shall relieve Parent’s obligations hereunder and (y) no such assignment shall impede or delay the consummation of the transactions contemplated by this Agreement.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits, annexes and schedules hereto) and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock and Company Options, Company Restricted Shares, Company Performance Share Awards and Company Performance Unit Awards as of the Effective Time) and Section 6.10 (which shall be for the benefit of the Indemnified Parties), is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided that the Financing Sources and the Equity Provider and its respective former, current or future general or limited partners, stockholders, managers, members, directors, officers or Affiliates shall be express third-party beneficiaries of Section 8.2, Section 8.3(d), Section 8.3(e), Section 8.3(h), Section 9.4, Section 9.6 and this Section 9.10.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HUDSON’S BAY COMPANY

By:	/s/ Richard Baker
	Name:	Richard Baker
	Title:	Governor & Chief Executive Officer

HARRY ACQUISITION INC.

By:	/s/ Richard Baker
	Name:	Richard Baker
	Title:	President & Chief Executive Officer

SAKS INCORPORATED

By:	/s/ Stephen Sadove
	Name:	Stephen Sadove
	Title:	Chairman and CEO